Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

Itaú Unibanco Holding S.A. (“Itaú Unibanco”) announces that it has sold 100% of the stake held in Orbitall, a credit card payment processing company, the clients of which are medium-size to large financial institutions, to Grupo Stefanini, a Brazilian company in the IT solutions sector (“Operation”).

The conclusion of the merger of the processes arising from the association between Itaú and Unibanco has enabled the Operation to be completed, once Itaú Unibanco has reached a scale sufficient only to process its own cards at a competitive level of efficiency and cost. The principal reason for the decision to sell the stake reflects the fact that the provision of this type of service on behalf of other financial institutions is not related to Itaú Unibanco’s core business.

With this Operation, Itaú Unibanco would like to take the opportunity to reiterate its commitment to the quality of the service to its customers and the creation of long-term value to its stockholders.

São Paulo, December 27, 2011.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer